UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 15,451,891 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 15,451,891 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,451,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,285,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 15,566,891 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 15,566,891 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,566,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,400,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 15,591,891 (See Items 4 and 5)*
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 15,591,891 (See Items 4 and 5)*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,591,891 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects the maximum number of Class A Shares of the Issuer issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion. The Preference Shares are convertible as described in the Schedule 13D.

**The calculation is based on the 14,425,714 Class A Shares of the Issuer beneficially owned by the Reporting Person plus the maximum number of Class A Shares issuable upon conversion of the 50,000 Preference Shares beneficially owned by the Reporting Person that are currently eligible for conversion.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company (“SAH”), (ii) The Stagwell Group LLC, a Delaware limited liability company, and (iii) Mark J. Penn, a United States citizen (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and amends the original statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 19, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, and Amendment No. 4 on June 7, 2021 (as so amended, the “Schedule 13D”), with respect to the Class A Subordinate Voting Shares of MDC Partners Inc.

This Amendment No. 5 is filed (i) to amend and supplement Items 3, 4, 6 and 7 to the Schedule 13D, as set forth below and (ii) to correct a calculation error in Amendment No. 4 to the Schedule 13D with respect to the number of Class A Shares beneficially owned by the Reporting Persons, which number is corrected on the cover pages of this Amendment No. 5. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Revised Proposal for Modification of the Transaction Agreement

In connection with ongoing discussions between the Special Committee and Stagwell, on June 12, 2021, Stagwell delivered a second letter (the “Second Stagwell Letter”) to the Special Committee in which Stagwell stated that it would be prepared to proceed with certain further amendments to the terms of the Transaction Agreement. There can be no assurance that the Second Stagwell Letter will result in further amendments to the Transaction Agreement or that the Transaction will be consummated on the terms described in the Second Stagwell Letter.

A copy of the Second Stagwell Letter is attached hereto as Exhibit N, along with (i) a copy of a press release by an affiliate of the Reporting Persons announcing the delivery of the Second Stagwell Letter as Exhibit O, and (ii) a copy of the presentation to MDC shareholders referred to in such press release, describing the merits of the combination and the fairness of the transaction to MDC shareholders, as Exhibit P. The information in the Second Stagwell Letter and such press release and presentation is incorporated herein by reference. The foregoing description of the Second Stagwell Letter is qualified in its entirety by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit N	Second Stagwell Letter, dated June 12, 2021.

Exhibit O	Press Release, dated June 14, 2021.

Exhibit P	Presentation to MDC Shareholders, dated June 14, 2021.

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

STAGWELL AGENCY HOLDINGS LLC
By: The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name:	Mark J. Penn
Title:	Manager

/s/ Mark J. Penn
Mark J. Penn